SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of March 2003

ECTEL LTD.

(Translation of Registrant’s Name into English)

43 Hasivim Street
Petach Tikva 49133
ISRAEL
(Address of Principal Corporate Offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

          Form 20-F   ☒               Form 40-F  ☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

          Yes   ☐               No  ☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

          Attached hereto and incorporated by reference herein are the Registrant’s audited consolidated financial statements as at December 31, 2002.

          This Report on Form 6-K is being incorporated by reference into the Registrant’s registration statement on Form F-3 (Registration No. 333-83736) and the Registrant’s registration statement on Form S-8 (Registration No. 333-12252).

SIGNATURE

               Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD. —————————————— (Registrant) /s/Avi Goldstein —————————————— Avi Goldstein, Senior Vice President and Chief Financial Officer

Dated:   March 31, 2003

ECtel Ltd.

Consolidated Financial Statements
As at December 31, 2002

ECtel Ltd.

Consolidated Financial Statements as at December 31, 2002

Contents

Page

Report of Independent Auditors	2

Consolidated Balance Sheets as at
December 31, 2001 and 2002	3

Consolidated Statements of Income for the
years ended December 31, 2000, 2001 and 2002	4

Statements of Changes in Shareholders’ Equity for the
years ended December 31, 2000, 2001 and 2002	5

Consolidated Statements of Cash Flows for the
years ended December 31, 2000, 2001 and 2002	6

Notes to the Consolidated Financial Statements	9
Reports of Other Independent Auditors

Report of Independent Auditors
To the Board of Directors and Shareholders of ECtel Ltd.

We have audited the accompanying consolidated balance sheets of ECtel Ltd. and its subsidiaries (“the Company”), as at December 31, 2002 and 2001 and the related consolidated statements of income, statement of changes in shareholders’ equity and consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2002.  These financial statements are the responsibility of the Company’s Board of Directors and of its management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of subsidiaries whose assets constitute 0.8% and 0.4% of the total consolidated assets as at December 31, 2002 and 2001 and whose revenues constitute 2.9%, 0.9% and 4.3% of the consolidated revenues for each of the years in the three-year period ended December 31, 2002.  The financial statements of these subsidiaries were audited by other auditors whose reports thereon were furnished to us.  Our opinion, insofar as it relates to amounts derived from the financial statements of these subsidiaries, is based solely on the reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards in the United States.  Such auditing standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based upon our audits and on the reports of the above mentioned other auditors, the aforementioned financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2002 and 2001, and the results of operations, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with generally accepted accounting principles in the United States.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Israel)
A member of KPMG International

Tel Aviv, January 21, 2003

Consolidated Balance Sheets as at December 31

		2001	2002

	Note	(In thousands)

Assets

Current assets
Cash and cash equivalents	13A	$40,525	$52,786
Receivables:
Trade	13B	38,894	47,959
Other		2,227	4,511
Recoverable costs and estimated earnings - not yet billed		9,316	10,899
Inventories	3	6,909	5,776

Total current assets		97,871	121,931

Long-term receivables and deposits, net of current maturities	4, 12	3,607	5,601

Property, plant and equipment	5, 12

Cost		9,193	10,934
Less - Accumulated depreciation		4,136	5,558

		5,057	5,376

Goodwill	6	16,348	16,348

Other assets	7	1,290	1,378

Total assets		$124,173	$150,634

David Rubner	Aharon Shech
Chairman of the Board of Directors	Chief Executive Officer and Director

Petach Tikva, January 21, 2003

The accompanying notes are an integral part of the financial statements.

ECtel Ltd.

		2001	2002

	Note	(In thousands)

Liabilities and Shareholders’ Equity

Current liabilities
Trade payables		$2,805	$7,097
Parent and fellow subsidiary companies, net	12C	2,246	284
Other payables and accrued liabilities	13C	20,574	25,950

Total current liabilities		25,625	33,331

Long-term liabilities
Liability for employee severance benefits, net	8	867	774

Total liabilities		26,492	34,105

Commitments and contingencies	9

Shareholders’ equity	10
Ordinary shares NIS 0.04 par value per share, authorized 125,000,000 shares; Issued and outstanding 17,663,782 shares as at December 31, 2001 and 17,917,848 shares as at December 31, 2002		209	211
Capital surplus		70,765	72,291
Retained earnings		26,707	44,027

Total shareholders’ equity		97,681	116,529

Total liabilities and shareholders’ equity		$124,173	$150,634

ECtel Ltd.

Consolidated Statements of Income for the years ended December 31

		*2000	*2001	2002

	Note	In thousands, except share and per share data

Revenues	12, 13D	$59,735	$80,598	$95,777
Cost of revenues (1)	12, 13E	26,021	33,888	38,115

Gross profit		33,714	46,710	57,662

Research and development costs, net (1)	9B, 12, 13F	8,338	11,253	12,917
Selling and marketing expenses (1)	12, 13G	11,263	15,293	17,933
General and administrative expenses (1)	12, 13H	5,788	8,368	9,604
Amortization of goodwill		142	-	-
In process research and development costs	6	-	916	-

Operating income		8,183	10,880	17,208
Financial expenses	12, 13I	(725)	(856)	(881)
Financial income	13I	2,586	1,879	1,372
Other expenses, net		(189)	(36)	(23)

Income before taxes on income		9,855	11,867	17,676
Taxes on income (tax benefit)	11	1,310	(103)	356

Net income before cumulative effect of change in accounting principles		8,545	11,970	17,320
Cumulative effect of change in accounting principles	2N	-	34	-

Net income for the year		$8,545	$11,936	$17,320

Earnings per share	10, 13K

Basic earnings per share		$0.53	$0.72	$0.97

Weighted average number of shares outstanding		16,144,473	16,652,509	17,802,492

Diluted earnings per share		$0.49	$0.67	$0.93

Weighted diluted average number of shares outstanding		17,291,382	17,838,633	18,551,836

(1)	Stock-based compensation charged in the statements of income is included as follows:

	Cost of revenues	$79	$73	$12
	Research and development costs	291	267	43
	Selling and marketing expenses	212	195	31
	General and administrative expenses	2,067	1,900	304

		$2,649	$2,435	$390

*  Reclassified

The accompanying notes are an integral part of the financial statements.

ECtel Ltd.

Statements of Changes in Shareholders’ Equity

	Ordinary shares	Share Capital	Capital surplus	Retained earnings	Total Shareholders’ equity

	Number	In thousands

Balance at January 1, 2000	16,087,500	$193	$49,467	$6,226	$55,886
Employees stock options exercised and paid (see Note 10B)	171,606	3	268	-	271
Net income for the year	-	-	-	8,545	8,545
Stock-based compensation	-	-	2,649	-	2,649

Balance at December 31, 2000	16,259,106	196	52,384	14,771	67,351

Issuance of share capital, net (see Note 10A)	850,000	8	(*) 10,855	-	10,863
Issuance of warrants	-	-	3,922	-	3,922
Employees stock options exercised and paid (see Note 10B)	554,676	5	1,169	-	1,174
Net income for the year	-	-	-	11,936	11,936
Stock-based compensation	-	-	2,435	-	2,435

Balance at December 31, 2001	17,663,782	209	70,765	26,707	97,681

Employees stock options exercised and paid (see Note 10B)	254,066	2	1,136	-	1,138
Net income for the year	-	-	-	17,320	17,320
Stock-based compensation	-	-	390	-	390

Balance at December 31, 2002	17,917,848	$211	$72,291	$44,027	$116,529

(*)  After deduction of $134 thousand of share issue expenses.

The accompanying notes are an integral part of the financial statements.

ECtel Ltd.

Consolidated Statements of Cash Flows for the years ended December 31

	2000	2001	2002

	In thousands

Cash flows from operating activities

Net income for the year	$8,545	$11,936	$17,320

Adjustments to reconcile net income to cash provided by operating activities:

Depreciation and amortization	1,226	1,544	1,873
In process research and development costs	-	916	-
Stock based compensation	2,649	2,435	390
Decrease (increase) in deferred tax	(446)	47	(1,329)
Loss on sale of property and equipment	195	36	5
Increase in trade receivables	(5,276)	(11,176)	(9,065)
Decrease (increase) in other receivables	586	(917)	(1,356)
Increase in recoverable costs and estimated earnings - not yet billed	(3,923)	(2,781)	(1,583)
Decrease (increase) in inventories	(105)	(1,492)	1,133
Increase in long-term receivables	(1,836)	(995)	(1,911)
Increase (decrease) in trade payables	1,560	(2,958)	4,283
Decrease in parent and fellow subsidiary companies	(1,597)	(1,674)	(1,962)
Increase in other payables and accrued liabilities	6,431	6,137	5,626
Decrease in other long-term liabilities	(22)	-	-
Increase (decrease) in liability for employee severance benefits, net	145	154	(93)

Net cash provided by operating activities	$8,132	$1,212	$13,331

The accompanying notes are an integral part of the financial statements.

ECtel Ltd.

Consolidated Statements of Cash Flows for the years ended December 31 (cont’d)

	2000	2001	2002

	In thousands

Cash flows from investing activities

Investment in property, plant and equipment	$(2,173)	$(1,787)	$(1,952)
Investment in technology	-	(838)	(250)
Acquisition of newly consolidated subsidiary (see A below)	-	288
Long-term deposit withdrawal (funding)	(349)	166	(72)
Proceeds from sale of property, plant and equipment	45	101	77
Employee severance rights funding	(60)	(26)	(11)

Net cash used in investing activities	$(2,537)	$(2,096)	$(2,208)

Cash flows from financing activities:

Issuance of ordinary shares (payment of share issue expenses), net	$(103)	$1,174	$1,138
Repayment of loan from bank	-	(1,500)	-
Repayment of loan from parent company	(6,352)	-	-

Net cash provided by (used in) financing activities	$(6,455)	$(326)	$1,138

Net increase (decrease) in cash and cash equivalents	(860)	(1,210)	12,261

Cash and cash equivalents at beginning of year	42,595	41,735	40,525

Cash and cash equivalents at end of year	$41,735	$40,525	$52,786

Supplemental disclosures:

Income taxes paid (received), net of tax refunds	$946	$346	$(172)

Interest received, net	$2,136	$622	$801

The accompanying notes are an integral part of the financial statements.

ECtel Ltd.

Consolidated Statements of Cash Flows for the years ended December 31 (cont’d)

2001

In thousands

A. Acquisition of newly consolidated subsidiary (Note 6)

Working capital (other than cash)	$550
Short-term liabilities in respect of direct transaction costs	1,388
Property, plant and equipment, net	(337)
Goodwill	(16,348)
In process research and development	(916)
Technology	(251)
Contracts with customers	(119)
Long-term liabilities	1,536
Share issuance	14,785

$288

	2000	2001	2002

	In thousands

B. Non-cash transactions

Investment in fixed assets	$28	$165	$174
Investment in technology	-	250	-
Acquisition of newly consolidated subsidiary	-	1,388	-

The accompanying notes are an integral part of the financial statements.

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 1 – General

A.

ECtel Ltd. and its subsidiaries (hereinafter - “the Company”) provide telecommunication service providers with comprehensive solutions for their quality of service monitoring, fraud prevention and interconnect billing needs and provide government agencies and others with comprehensive solutions for their telecommunication monitoring needs.  The Company is a subsidiary of ECI Telecom Ltd. (hereinafter - the “parent company” or “ECI”).  The Company was established and commenced operations in April 1990.  In October 1999 the Company completed an initial public offering of its ordinary shares on the Nasdaq National Market.

The Company’s five subsidiaries are ECtel Inc., ECtel (2000) UK Limited, ECtel B.V., Telrad Hawk Net-I Ltd. and ECtel GmbH, incorporated in October 2002.

B.	Transfer of holding in an affiliated company

During the year 2001 the Company and a third party formed a company by the name of “ECbar Ltd.” (“ECbar”).The Company held 20% of the share capital of ECbar at the end of 2001.

The Company granted ECbar a license to use the know-how of certain of its activities in the government systems area in return for future royalties resulting from sales made by ECbar.

No such royalties accrued during the years 2001 and 2002.  The Company did not participate in the management of, nor did it have significant influence over ECbar and accordingly the investment is accounted for under the cost method.  At December 31, 2001 the investment was stated at zero.

Effective October 1, 2002, the Company transferred its holdings in ECbar Ltd. to the other shareholder for no consideration.

Note 2 - Significant Accounting Policies

The financial statements have been prepared in conformity with generally accepted accounting principles (GAAP) in the United States.

	A.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries. All significant intercompany accounts have been eliminated in consolidation.

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 2 - Significant Accounting Policies (cont’d)

B.	Financial statements in U.S. dollars

The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the U.S. dollar (“dollar”).

Most of the Company’s sales are made outside of Israel (see Note 13D regarding geographical distribution) -  and are made primarily in dollars.  Most purchases of materials and components, as well as most selling and other expenses incurred outside Israel, are in dollars.  In view of the foregoing, the dollar has been determined to be the Company’s functional currency.

Transactions and balances denominated in dollars are presented at their original amounts.  Non-dollar transactions and balances have been translated into dollars in accordance with the principles set forth in Statement No. 52 of the Financial Accounting Standards Board (FASB) of the United States.

All exchange gains and losses resulting from monetary balance sheet items denominated in non-dollar currencies are reflected in the income statement when they arise.  Such exchange gains and losses are included in the same income statement items in which the related transactions are included.

The financial statements have been prepared in accordance with the historical cost convention.

C.	Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less at date of purchase, to be cash equivalents.

D.	Inventories

Inventories are stated at the lower of cost or market. Cost is determined as follows:
Raw materials (including components) - on the moving average basis.
Work in process and finished products:
Raw materials and components - on the moving average basis.
Labor and overhead components - on the basis of actual manufacturing costs.

E.	Property, plant and equipment

1.	These assets are stated at cost less accumulated depreciation.

2.	Depreciation is computed using the straight-line method, over the estimated useful life of the assets as estimated by the Company.

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 2 - Significant Accounting Policies (cont’d)

E.	Property, plant and equipment (cont’d)

2.	(cont’d)

Annual rates of depreciation are as follows:

	Machinery, equipment and furniture	6% - 33% (principally 20%)
	Motor vehicles	15%

Leasehold improvements are amortized by the straight-line method over the shorter of the useful lives or the terms of the leases.

3.	Major renewals and improvements are capitalized, while repairs and maintenance are expensed as incurred.

4.

Upon the sale or retirement of equipment and leasehold improvements, the cost and related accumulated depreciation and amortization are eliminated from the respective accounts and the resulting gain or loss is reflected in the consolidated statement of income.

F.	Allowance for doubtful debts

The financial statements include an allowance which management believes reflects adequately the loss inherent in receivables for which collection is in doubt.  In determining the fairness of the allowance management bases its determination, among other factors, on information available about the debtor’s financial situation, the volume of their operations and evaluation of the security received from them.

G.	Goodwill and other intangible assets

According to SFAS No. 142 goodwill and other intangible assets with indefinite useful lives, are no longer amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142.

SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 2 - Significant Accounting Policies (cont’d)

G.	Amortization of goodwill and other intangible assets (cont’d)

Goodwill arising during the years 1993-1997 from acquisition of shares of ECtel Inc. has been fully amortized in the financial statements over the estimated useful life of the assets.
The period of amortization ranged from 3 to 7 years in accordance with this estimation.

Other purchased technology is amortized over its estimated useful life of five years.

H.	Revenue recognition

1.

The Company has adopted the requirements of SAB 101.  The Company recognizes revenue from sales of systems of proven technology, for which the supply cycle is generally short, when all hardware manufacturing and/or software development and factory testing has been completed, products are shipped, economic risk of loss has passed to the customer, the seller’s price to the buyer is fixed or determinable, collection is reasonably assured, and payment is not conditioned by any future performance requirements of the Company.

2.

In certain cases, when the sale contract includes customer acceptance provisions with respect to performance guarantees, revenue is recognized when the Company has demonstrated that the criteria specified in the provisions have been satisfied.

3.

Revenue is recognized from the initial sale of a new technology product only after the customer has notified the Company of its acceptance.  Subsequent sales are recognized as per paragraphs 1 and 2 above.

4.

Revenues from sales involving long-term credit arrangements at less than normal commercially acceptable interest rates are recorded at the present value of the related future cash flows.  The difference between the amounts receivable and their present value is recognized as interest income over the period of the debt.

5.	Service revenues from product maintenance contracts and separately priced extended warranty contracts are recognized ratably over the contract period.

6.

Long-term contracts are those requiring design, development, engineering and modification and are of a significantly longer duration than contracts for system sales.  Revenue from long-term contracts is recognized using the percentage of completion method, which is in accordance with statement of position (SOP 81-1).  The percentage of completion is determined as a ratio of accumulated costs incurred (including materials, labor and overhead) to total estimated costs of the contract.

In the event that management anticipates a loss on a particular contract, such anticipated loss is provided for in full in the period when the loss is first anticipated.
As to management’s evaluations and assumptions, see Note 2(P) below.

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 2 - Significant Accounting Policies (cont’d)

I.	Research and development

Research and development costs, net of related royalty bearing participations, are charged to the statement of income as incurred.

Software development costs are expensed as incurred until technological feasibility has been established, at which time subsequent costs are capitalized until the product is available for general release to customers.  To date, either the establishment of technological feasibility of the Company’s products and their general release has substantially coincided or costs incurred subsequent to the achievement of technological feasibility have not been material.  As a result, software development costs qualifying for capitalization have been insignificant, and the Company has not capitalized any software development costs.

J.	Liability for employee severance benefits, net

The increase in value of deposits with severance pay funds during the accounting period is offset from severance pay expense.

K.	Taxes on Income

The Company accounts for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109 “Accounting for Income Taxes”.

Under SFAS 109 deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on statutory tax rates as these will be applicable to the periods in which such deferred taxes will be realized.  Deferred tax assets do not include future tax benefits the realization of which is less than “more likely than not”.  Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.  Deferred tax assets and liabilities are presented as current or long-term items in accordance with the nature of assets or liabilities to which they relate, according to the date of their realization.

Deferred taxes were not recorded in respect of the following matters -

1.

Differences between the rate of change in the Israeli Consumer Price Index (which serves as a basis for measurement for tax purposes) and the rate of change in the NIS/US dollar exchange rate. This is in accordance with SFAS 109.  These differences are not material.

2.	Certain undistributed earnings of a foreign consolidated subsidiary, which are taxable upon distribution by way of dividend, as no such dividend distribution intention exists.

3.	Permanent differences between expenses allowable for tax purposes in respect of stock options to employees and expenses included in the Statement of Income.

Income tax expense represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 2 - Significant Accounting Policies (cont’d)

L.	Stock Option Plans

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for its fixed plan stock options.  As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.

In October 1995 the Financial Accounting Standards Board (FASB) issued SFAS 123 “Accounting for Stock-based Compensation” which establishes financial accounting and reporting standards for stock-based compensation plans.  The statement defines a fair value based method of accounting for an employee stock option.  The Company adopted the disclosure provisions of SFAS 123 but opted to remain under the expense recognition provisions of APB 25.

In December 2002, the FASB issued SFAS 148, “Accounting for Stock Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123” (“SFAS 148”). SFAS 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation.  The Statement also requires new disclosures about the ramp-up effect of stock-based employee compensation on reported results.  The Statement also requires that those effects be disclosed more prominently by specifying the form, content, and location of those disclosures.  The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances.  The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002.  As at the balance sheet date, the Company continues to apply APB 25.  The disclosures required by SFAS 148 are set forth in Note 10B.3.

The following table illustrates the effect on net income and earnings if the Company had applied the fair value recognition provisions of SFAS 123 (in thousands, except per share data):

	Year ended December 31,

	2000	2001	2002

Net income as reported	$8,545	$11,936	$17,320

Less: Application of compensation expenses
according to SFAS 123	2,328	5,846	4,199

Pro form net income	$6,217	$6,090	$13,121

Basic earnings per share:
As reported	$0.53	$0.72	$0.97

Pro forma	$0.39	$0.37	$0.74

Diluted earnings per share:
As reported	$0.49	$0.67	$0.93

Pro forma	$0.36	$0.34	$0.71

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 2 - Significant Accounting Policies (cont’d)

M.	Segment Reporting

The Company adopted SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” which uses the management approach to designate the internal information organization that is used by management for making operating decisions and assessing performance, as the source of the Company’s reportable segments.  SFAS No. 131 also requires disclosures about products and services, geographic areas, and major customers (See Note 13D).

N.	Derivative Financial Instruments

The Company adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended (“SFAS 133”), effective January 1, 2001.  The Company utilizes derivative financial instruments principally to manage market risks and reduce its exposure resulting from fluctuations in foreign currency exchange rates. Derivative instruments include swap agreements, forward exchange and purchase contracts. Under SFAS 133, the Company is required to recognize all derivatives on the balance sheet at fair value.  Derivatives that are not hedges must be adjusted to fair value through income.  If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings.  The ineffective portion of a derivative’s change in fair value will be immediately recognized in earnings.

The Company does not utilize derivative financial instruments for trading or other speculative purposes.  The Company actively evaluates the creditworthiness of the financial institutions that are counter parties to derivative financial instruments, and does not expect counter parties to fail to meet their obligations.

The impact of adopting SFAS 133 as amended by SFAS 138 is included in “cumulative effect of change in accounting principles”.

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 2 - Significant Accounting Policies (cont’d)

O.	Recoverability of Tangible and Intangible Assets

The Company accounts for recoverability of tangible and intangible assets in accordance with the provisions of SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” and SFAS 142 “Goodwill and Other Intangible Assets” replacing SFAS 121 (See Note 16).

The Company evaluates the carrying value of tangible and intangible assets whenever events or circumstances indicate that the carrying value of assets is different from their recoverable amounts. An impairment loss is recognized when the estimated future cash flows (undiscounted and without interest) expected to result from the use of an asset are less then the carrying amount of the asset.  Measurement of an impairment loss is based on fair value of the asset computed using discounted cash flows if the asset is expected to be held and used.

P.	Estimations and Assumptions in the Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

These are management’s best estimates based on experience and historical data, however actual results could differ from these estimates.

Q.	Investments

Investment in shares of companies in which the Company does not have significant influence is stated under the cost method.

R.	Transfer of financial assets

The company accounts for transfer of financial assets in accordance with the provisions of SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets”.  This statement replaces FASB Statement No. 125, “Accounting for Transfers and Services of Financial Assets and Extinguishments of Liabilities”.  It revises the standards for accounting for securities and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS No.125’s provisions without reconsideration.

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 2 - Significant Accounting Policies (cont’d)

S.	Comprehensive income

The Company adopted SFAS No. 130 “Reporting Comprehensive Income” with effect from January 1, 1998.  It requires that all items required to be recognized under accounting standards as components of comprehensive income be reported in a separate financial statement and displayed with the same prominence as other financial statements.  It requires that an enterprise (a) classifies items of other comprehensive income by their nature in a financial statement and (b) displays the accumulated balance of other comprehensive income separately from retained earnings and additional paid in capital in the equity section of the statement of financial position.  In the Company’s case, comprehensive income is the same as net income for all periods presented.

Note 3 – Inventories

Inventories consist of the following (in thousands):

	December 31

	2001	2002

Raw materials and components	$3,667	$3,575
Work in process	2,477	1,298
Finished products	765	903

	$6,909	$5,776

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 4 - Long-Term Receivables and Deposits, Net of Current Maturities

A.	Consist of the following (in thousands):

	Weighted average interest rate as of
		December 31
	December 31
	2002	2001	2002

Long-term trade receivables	3.2%	$6,900	$7,909
Employee severance rights funded (see Note 8)		352	363
Long-term deposits		217	289

		7,469	8,561
Less deferred interest income*		297	297

Total		7,172	8,264
Less - current maturities		3,565	2,663

		$3,607	$5,601

*	The deferred interest income is derived from the difference between the original amount of the receivables and their net present value computed, at the transaction date, by the relevant interest rate.

B.	Aggregate maturities are as follows (in thousands):

December 31 2002

First year (current maturities)	$2,663
Second year	5,365
Third year	58
Fourth year	84
Fifth year and thereafter	391

$8,561

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 5 - Property, Plant and Equipment

Property, plant and equipment consists of the following (in thousands):

	Machinery and equipment	Motor vehicles	Office furniture and equipment	Leasehold improvements	Total

Cost
Balance at
January 1, 2002	$7,699	$525	$809	$160	$9,193
Additions	1,679	-	112	170	1,961
Disposals	(31)	(189)	-	-	(220)

Balance at
December 31, 2002	9,347	336	921	330	10,934

Accumulated
depreciation
Balance at
January 1, 2002	$3,545	$278	$295	$18	$4,136
Additions	1,335	64	130	31	1,560
Disposals	(4)	(134)	-	-	(138)

Balance at
December 31, 2002	4,876	208	425	49	5,558

Undepreciated
balance at
December 31, 2002	$4,471	$128	$496	$281	$5,376

Undepreciated
balance at
December 31, 2001	$4,154	$247	$514	$142	$5,057

Note 6 - Acquisition of Telrad Hawk Net-I Ltd.

A.

On October 1, 2001, ECtel acquired 100 percent of the outstanding shares of Telrad Hawk Net-I Ltd. (“Net-I”).  As a result of the purchase of Net-I goodwill in the amount of $16,348 thousand was created (as at the date of purchase).  In 2002, a third party expert examined the value of the reporting unit to which the goodwill was attributed.  The Company concluded that, in accordance with SFAS No. 142, there was no impairment in the value of the goodwill.

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 6 - Acquisition of Telrad Hawk Net-I Ltd. (cont’d)

B.	Acquired Intangible Assets

The following tables summarize the allocation of acquired intangible assets, estimated amortization expenses and changes in goodwill (in thousands):

	As at December 31

	2001	2002

Amortized intangible assets:
In process research and development costs(*)	$916	$916
Current technology	251	251
Customer contracts(**)	119	119

	1,286	1,286

Less - accumulated amortization	(1,005)	(1,098)

Total	$281	$188

(*)	Fully amortized at date of purchase.
(**)	As at December 31, 2002 was fully amortized.

Amortization expense was $93 and $1,005 for the years ended December 31, 2002 and 2001, respectively.

Future estimated amortization expenses (In thousands):

Year ending December 31

2003	$50
2004	50
2005	50
2006	38

Total	$188

The changes in the carrying amount of goodwill for the year ended December 31, 2002 are as follows (in thousands):

	Tele- communications systems	Government systems	Total

Balance at January 1, 2001	$-	$-	$-

Goodwill acquired during the year 2001	16,348	-	16,348

Balance at December 31, 2002 and 2001	$16,348	$-	$16,348

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 7 - Other Assets

Consists of the following (in thousands):

	December 31

	2001	2002

Technology	$1,221	$951
Contracts with customers	43	-
Deferred taxes - long term (see also Note 11E)	26	427

	$1,290	$1,378

Note 8 - Liability for Employee Severance Benefits, Net

A.	Employees of the Israeli Companies

Under Israeli law and labor agreements, Israeli companies are required to make severance and pension payments to its retired or dismissed employees and to employees leaving employment in certain other circumstances.

1.

The liability in respect of most of its non-senior employees is discharged by participating in a defined contribution pension plan and making regular deposits with a pension fund.  The custody and management of the amounts so deposited is independent of any control by the Israeli companies and accordingly such amounts funded (included in expenses on an accrual basis) and related liabilities are not reflected in the balance sheet.

2.	In respect of the liability to other employees, individual insurance policies are purchased and deposits are made with recognized severance pay funds.

The liability for severance pay is calculated on the basis of the latest salary paid to each employee multiplied by the number of years of employment.  The liability is covered by the amounts deposited including accumulated income thereon as well as by the unfunded provision.
Withdrawals from the funds may be made only for the purpose of disbursement of severance pay.

3.	Expenses recorded in respect of severance and pension pay for the years ended December 31, 2000, 2001 and 2002 are $421,000, $565,000 and $631,000 respectively.

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 8 - Liability for Employee Severance Benefits, Net (cont’d)

B.	Employees of U.S consolidated subsidiary

The U.S consolidated subsidiary sponsors a 401 (K) defined contribution plan which permits its employees to make contributions on a pre-tax basis subject to the limits specified in the Internal Revenue Code.  These contributions are not subject to federal income taxes until distributed to the employees.  The subsidiary will match the employees’ contribution, to a maximum of the lesser of 5% of the employees’ earnings or $5,000.

The subsidiary’s matching contributions with respect to this plan were $153,000, $196,000 and $174,000 in 2000, 2001 and 2002 respectively.

Note 9 - Commitments and Contingencies

A.	Lease commitments

The Company and its subsidiaries have entered into operating leases (in respect of premises and motor vehicles) in Israel and abroad.  The agreements expire on various dates from 2003 to 2007 (some have renewal options) and are in local currencies or linked to the US dollar.

Future minimum annual rental payments which the Company and its subsidiaries are committed to pay under the above leases, at rates in effect at December 31, 2002, are as follows (in thousands):

Year ending December 31:

2003	$2,494
2004	$2,409
2005	$1,032
2006	$568
2007	$599

As to rent expense in connection with the Company’s leased premises, see Note 13J.

B.	Royalty commitments

The Company is committed to pay royalties to the Government of Israel on proceeds from sales of products in which the Israeli Government participated by way of grants for research and development.  As at December 31, 2002 the Company had received a total of $5.6 million in grants and has paid and accrued a total of $3.8 million in royalties.  The royalties are computed at the rate of 3.5% of the aggregate proceeds from sale of such products, up to an amount not exceeding 100% of such grants plus interest at the LIBOR rate.

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 9 - Commitments and Contingencies (cont’d)

C.	Capital expenditure commitments

The Company invests in capital expenditures according to “Approved Enterprise” programs.
At December 31, 2002 no further amounts remain to be invested in order to comply with current approved programs (See Note 11A1).

D.	Guarantees

At December 31, 2002, the Company has granted guarantees to third parties in the sum of $5.3 million mainly as performance guarantees that can be demanded in case of material breach of contracts.  The expiration dates of the guarantees are from January 2003 through February 2006.

E.	Financial instruments

1.	Forward exchange contracts

The geographical distribution of the Company’s operations gives rise to exposure to market risks mainly from changes in foreign currency exchange rates.  Financial instruments are utilized by the Company to reduce these risks.

The Company enters into forward exchange contracts to hedge existing non-dollar assets and liabilities.

As at December 31, 2002 the Company has entered into currency forward contracts, ending from January to February 2003, as a hedge against sales contracts receivable and firm commitments, as follows:

a)	Obligation to sell EUR 156,000 for a total amount of $152,000.

b)	Obligation to sell GBP 102,000 for a total amount of $154,000.

Since the impact of fluctuations in currency exchange rates on foreign exchange contracts offsets the impact on the underlying items being hedged, these instruments do not expose the Company to risk that would otherwise result from fluctuations in currency exchange rates.

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 9 - Commitments and Contingencies (cont’d)

E.	Financial instruments (cont’d)

2.	Concentrations of credit risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash investments and trade accounts receivable.  The Company maintains cash and cash equivalents, forward exchange contracts and certain other financial instruments with various major financial institutions.  These major financial institutions are located in Israel and the United States, and the Company’s policy is designed to limit exposure to any one institution.
With respect to trade account receivables, the Company is subject to a concentration of credit risk as a majority of its outstanding trade receivables relates to sales to a limited number of customers.

F.	Commitments to indemnify directors and office holders

The Company has prospectively agreed to indemnify each of its directors and office holders from time to time (the “Directors”) to the fullest extent permitted by law and the Articles of Association of the Company, for:

(1)	A financial obligation imposed on the Director in favour of another person by a court judgement, including a settlement judgement, or an arbitrator’s award;

(2)

Reasonable litigation expenses, including attorney’s fees, expended by a Director or charged to the Director by a court, in a proceeding instituted against the Director by the Company or on its behalf or by another person, or in a criminal charge from which the Director was acquitted, or in a criminal proceeding in which the Director was convicted of an offense that does not require proof of criminal intent.

The total amount of indemnification that the Company has undertaken towards all persons whom it has resolved to indemnify for the matters and in the circumstances set out in a standard indemnification letter provided to such directors, jointly and in the aggregate, shall not exceed an amount of $35 million.

G.	Liability for warranty

The Company has made provision for its product warranty to its customers, in accordance with management judgement and based on past experience.
The following are the changes in liability for product warranty for 2002:

In thousands

Balance at December 31, 2001	$1,892
Warranty expense	(931)
Warranties for products sold	1,718
Lapsed warranties	(501)

Balance at December 31, 2002	$2,178

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 9 - Commitments and Contingencies (cont’d)

H.	Negative pledge

In September 2002, the Company executed a negative pledge to an Israeli Bank in which it undertook not to perform the following without the Bank’s prior written consent:

(1)	Mortgage, or undertake to mortgage, in any manner or form, any of its assets;
(2)

Sell assets (other than in the ordinary course of business) the value of which exceed $1 million in the aggregate.
On the basis of the above mentioned negative pledge, the Bank has agreed to grant various credit facilities to the Company.

Note 10 - Shareholders’ Equity

A.	Authorized, issued and outstanding share capital

	Issued and outstanding shares		Authorized

	December 31		December 31

	2001	2002	2001	2002

	Number of shares		Number of shares

NIS 0.04 par value per share	17,663,782	17,917,848	125,000,000	125,000,000

In October 2001 the Company issued 850,000 ordinary shares in relation to the Net-I acquisition (See Note 6).

B.	Share incentive and stock option plans

1.a	The Company’s Share Option Plan (the “ECtel Plan”) was adopted by the Board of Directors on June 15, 1998.

The ECtel Plan provides that options may be granted to senior employees or managers of the Company or its subsidiary pursuant to (a) one or more sub-plans designed to benefit Israeli employees from the provisions of Section 102 of the Israeli Income Tax Ordinance (New Version) 1961 and (b) any other share incentive plan approved by the Board of Directors of the Company.

The Board of Directors initially authorized the Company to grant options for a total of 965,000 shares under the ECtel Plan.  The option awards are personal and non-assignable and terminate automatically upon termination of employment (except for approved retirement or termination caused by death or disability).  The vesting for these options is in three equal annual installments commencing two years after the date of grant.

In November 1998, the Company granted to employees options to purchase an aggregate of 837,525 ordinary shares.  The aggregate amount of compensation expense for this grant was $2,604,000.
In May 1999, the Company granted to employees options to purchase an aggregate of 127,475 ordinary shares.  The aggregate amount of compensation expense for this grant was $1,030,000.

The exercise price per share under the option awards was determined based on factors considered by the Board of Directors. The exercise price per share for these stock options is $1.04 per share.

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 10 - Shareholders’ Equity (cont’d)

B.	Share incentive and stock option plans (cont’d)

1.b

In August 1999, the Board of Directors adopted an additional share incentive plan for non-employee directors.  Under the terms of the plan, the Company is authorized to grant options for a total of 422,200 ordinary shares.  In August 1999, the Company granted to directors options to purchase an aggregate of 422,200 shares.  The exercise price is $4.66 per share.  The aggregate amount of compensation expense for this grant was $2,581,000.  These options vest in two equal annual installments commencing March 2001.

In addition, the Board authorized the grant to employees of options to purchase an additional 180,925 ordinary shares, pursuant to the ECtel Plan.   In September 1999, the Company granted to employees options to purchase an aggregate of 180,925 ordinary shares.  The exercise price is $4.66 per share.  The aggregate amount of compensation expense for this grant was $1,106,000.  These options vest in three equal annual installments commencing September 2001.

1.c

In May 2000, the Board of Directors amended the ECtel Plan (the “Amended Plan”) and authorized the Company to grant to employees additional options for a total of 476,760 ordinary shares.  In May 2000, the Company granted to employees options to purchase an aggregate of 476,760 shares.  The exercise price is $15.75 per share.  These options vest in two equal annual installments commencing at May 2002.

1.d

In January 2001, the Board of Directors authorized, under the above plans, the grant to employees and directors of options to purchase a total of 832,520 ordinary shares.  In January 2001, the Company granted 812,520 options to employees and 20,000 options to directors.  The exercise price is $8.82 per share.  These options vest in two equal annual installments commencing at January 2002.

1.e

In October 2001, the Board of Directors authorized, under the above plans, the grant to employees and directors of options to purchase a total of 498,000 ordinary shares. In October 2001, the Company granted 408,000 options to employees and 90,000 options to Directors.  The exercise price is $11.55 per share.  The employee options vest in two equal annual installments commencing October 2002.  The non-employee director options vest in 12 equal quarterly installments, commencing January 2002.

1.f

In October 2002, the Board of Directors authorized, under the above plans, the grant to employees of options to purchase a total of 713,400 ordinary shares.  In October 2002, the Company granted 713,400 options to employees.  The exercise price is $7.9 per share.  These options vest in three equal annual installments, commencing in October 2003.

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 10 - Shareholders’ Equity (cont’d)

B.	Share incentive and stock option plans (cont’d)

2.	Stock options under all the share incentive and option plans are as follows:

	Year ended December 31

	2000	2001	2002

	Number of Shares

Balance outstanding at beginning of year	1,568,125	1,815,527	2,477,466
Changes during the year:
Granted	476,760	1,330,520	713,400
Exercised	(171,606)	(554,676)	(254,066)
Forfeited	(57,752)	(113,905)	(108,224)

Balance outstanding at end of year	1,815,527	2,477,466	2,828,576

	Weighted Average exercise price per share	December 31 2002

		Number of shares

Options may be exercised as follows:
First year or thereafter	$8.88	2,322,976
Second year or thereafter	$8.31	267,800
Third year or thereafter	$7.90	237,800

		2,828,576

Compensation expense recorded in statements of income for the relevant years:

In thousands

Year ended December 31:

2000	$2,649
2001	2,435
2002	390

$5,474

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 10 - Shareholders’ Equity (cont’d)

B.	Share incentive and stock option plans (cont’d)

2.	Stock options under all the share incentive and option plans are as follows: (cont’d)

Fair market value of the ordinary shares, as determined at the time of issuance by the Board of Directors (subsequent to the October 1999 public offering, based on market price), was $4.15 per share for the 1998 grants, $9.12 per share for the 1999 grants, $10.78 per share for the 1999 plan for directors and the 1999 plan for employees, $15.75 for the 2000 grant, $8.82 for the January 2001 grant,  $11.55 for the October 2001 grant and $7.9 for the 2002 grant.

Shares covered by unexercised options have no voting rights or rights to cash dividends.

3.

In October 1995 the Financial Accounting Standards Board  issued SFAS 123 “Accounting for Stock Based Compensation” which establishes financial accounting and reporting standards for stock-based compensation plans.  The statement defines a fair value based method of accounting for an employee stock option.

In 1998, following the adoption of the ECtel Plan, the Company adopted the disclosure provisions of SFAS 123 but opted to remain under the expense recognition provisions of “Accounting for Stock Issued to Employees” in accordance with the methods prescribed by APB 25.

As required by SFAS 123 the Company has determined the fair value of stock-based arrangements as follows:

Fair market value

Grant	$

1998	3.57
May 1999	8.54
August and September 1999	9.59
2000	12.32
January 2001	4.81
October 2001 (employees)	5.60
October 2001 (directors)	6.67
2002	5.93

The fair values of stock-based compensation awards granted were estimated using the “Black-Scholes” pricing model with the following assumptions:

Year of grant	Dividend	Option terms years	Expected volatility	Risk free interest rate

1998	-	10	0%	6.0%
1999	-	10	0%	6.0%
1999	-	5	112.9%	6.0%
2000	-	5	101.3%	6.5%
January 2001	-	2	99.75%	5.5%
October 2001 (employees)	-	2	88.63%	3.0%
October 2001 (directors)	-	3	88.63%	3.0%
2002	-	3	66.64%	3.0%

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 10 - Shareholders’ Equity (cont’d)

B.	Share incentive and stock option plans (cont’d)

Had compensation expenses for stock options granted under the ECtel Plans been determined based on fair value at the grant dates consistent with SFAS 123 requirements, the Company’s net income and earnings per share would have been reduced to the pro forma amounts shown below:

	Year ended December 31

	2000	2001	2002

Net income ($in thousands)
As reported	8,545	11,936	17,320
Pro forma	6,217	6,090	13,121

Basic earnings per share ($)
As reported	0.53	0.72	0.97
Pro forma	0.39	0.37	0.74

Diluted earnings per share ($)
As reported	0.49	0.67	0.93
Pro forma	0.36	0.34	0.71

C.	Warrants

In October 2001, as part of Net-I acquisition, the Company granted to Telrad:

(1)	Warrants to acquire 1,000,000 ordinary shares for an exercise price of $24 per share.
(2)	Warrants to acquire 250,000 ordinary shares for an exercise price of $28 per share.

These warrants were granted for five years expiring October 1, 2006 and were valued at $3,922 thousand using the “Black - Scholes” valuation model.

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 11 - Taxes on Income

A.	Tax programs under various Israeli tax laws:

1.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959.

Pursuant to the above Law the Company is entitled to tax benefits relating to investments in “Approved Enterprises” in accordance with letters of approval received.

A major part of the production facilities of the Company has been granted the status of an “Approved Enterprise” under the above Law.  Income arising from the Company’s “Approved Enterprise” is subject to zero tax rates under the “Alternative Benefit Method” and reduced tax rates based on the level of direct or indirect foreign ownership, for specified periods.
The period of benefits in respect of most of the Company’s production facilities will terminate in the years 2000 - 2012.  The Company’s current investments in development facilities are made under new approvals.
At December 31, 2002, approximately 56% of the cost of the Company’s production facilities represented approved enterprise facilities (2001 - 45%: 2000 - 51%).

In the event of distribution of cash dividends from income taxed at zero rate, a reduced tax rate in respect of the amount distributed would have to be paid.  As of December 31, 2002, a distribution of all accumulated profits in excess of approximately $17.4 million from retained earnings as a cash dividend would result in an additional tax expense which would approximate $5.3 million as the tax rate which applies to such distribution would be 20%.  Effectively such dividend distribution would be reduced by the amount of the tax.

The Company has not recorded a deferred tax provision in respect of the above, as there is no intention to pay a dividend in the foreseeable future and, in any event, there is a tax strategy available whereby a distribution in liquidation will not create additional taxes for the Company.

2.	Measurement of results for tax purposes under the Income Tax Law (Inflationary Adjustments), 1985.

Under this law, operating results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI, or changes in the exchange rate of the dollar - for a “Foreign Investors’ Company”, as defined by the Law for the Encouragement of Capital Investments, 1959.  The Company elected to measure its operating results on the basis of the changes in the Israeli CPI.  As a result, the Company is entitled to deduct from its taxable income an “Inflation deduction” (which partially compensates for the decrease in the value of shareholders’ equity resulting from the annual rise in the Israeli CPI).

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 11 - Taxes on Income (cont’d)

A.	Tax programs under various Israeli tax laws: (cont’d)

3.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969.

The Company is an “Industrial Company” as defined by this Law, and as such is entitled, among other benefits, to claim accelerated depreciation of machinery and equipment as prescribed by regulations issued under the inflationary adjustments tax law.

4.	Tax rates applicable to income from other sources in Israel.

Income not eligible for “Approved Enterprise” benefits as mentioned above is taxed at the ordinary tax rate of 36%.

B.	Non-Israeli subsidiaries

The non-Israeli subsidiaries are taxed based upon tax laws in their countries of domicile.

C.	Taxes on income

Taxes on income included in the consolidated statements of income are comprised as follows (in thousands):

	Year ended December 31

	2000	2001	2002

Current taxes relating to -
Israeli operations	$392	$779	$4,282
Foreign operations	1,364	(929)	(2,597)

	1,756	(150)	1,685

Deferred taxes relating to -
Israeli operations	$(46)	$(123)	$(1,559)
Foreign operations	(400)	170	230

	(446)	47	(1,329)

	$1,310	$(103)	$356

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 11 - Taxes on Income (cont’d)

D.	Reconciliation of the statutory tax expense to actual tax expense

A reconciliation of the statutory tax expense, assuming all income is taxed at the statutory rate (see A4 above) applicable to the income of companies in Israel, and the actual tax expense is as follows (in thousands):

	Year ended December 31

	2000	2001	2002

Income before taxes on income, as reported in
the consolidated statements of income	$9,855	$11,867	$17,676

Theoretical tax on the above amount (36%)	3,548	4,272	6,363
Tax effect of differences between the statutory
rate of tax and tax rate relating to
foreign operations	192	(55)	(21)
Tax benefit arising from the “Approved
Enterprise”	(2,295)	(5,714)	(6,948)
Differences for which deferred taxes were not
recorded	582	377	2,067
Taxes in respect of prior years for which deferred taxes were not recorded	(496)	298	(2,193)
Currency revaluation on pre-paid taxes	-	19	-
Increase in taxes resulting from permanent
differences, net (mainly employee stock option
expenses and disallowed expenses)	(76)	687	1,533
Adjustments arising from differences in the
basis of measurement for tax purposes and
for financial reporting purposes and other*	(145)	13	(445)

Taxes on income for the reported year	$1,310	$(103)	$356

*

Resulting from the difference between the changes in the Israeli CPI (the basis for computation of taxable income of the Company - (see A2 above)) and the changes in the exchange rate of Israeli currency relative to the dollar.

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 11 - Taxes on Income (cont’d)

E.	Components of deferred income tax

The Company has decided to recognize deferred tax benefits based on the Company’s history and management’s expectation that future taxable earnings will be achieved.  A valuation allowance has been made for certain deferred tax assets of subsidiary companies, where management believes that it is more likely than not that a portion of the deferred tax assets will not be realized.

(1)	Deferred income tax consists of future tax assets attributable to the following (in thousands):

	December 31

	*2001	2002

Current deferred tax benefit:

Accrued expenses	$101	$12
Inventory	75	57
Vacation pay accruals and severance pay fund	142	313
Allowance for doubtful debts	40	893
Research and development costs	32	645
Other	22	-

Gross current deferred tax benefit	412	1,920

Less - valuation allowance	-	(580)

Net current deferred tax benefit**	$412	$1,340

Long term deferred tax benefit:
Liability for employee severance benefits	9	54
Operating and capital loss carryforwards	3,698	2,878
Fixed assets	2	147
Research and development costs	17	326
Others	-	16

Gross long term deferred tax benefit	3,726	3,421

Less - valuation allowance	(3,700)	(2,994)

Net long-term deferred tax benefit	$26	$427

Total net deferred tax benefit	$438	$1,767

*	Reclassified
**	This item is included in “other receivables” in the consolidated balance sheets.

If the undistributed earnings of the US subsidiary of approximately $5.6 million were distributed as a dividend, additional taxes of approximately $700 thousand will be payable (See Note 2K2).

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 11 - Taxes on Income (cont’d)

F.	Tax assessments

Final tax assessments have been received by the Israeli company through the 1992 tax year.  In accordance with the provisions of the Income Tax Ordinance tax returns submitted up to and including the 1995 tax year can be regarded as final.

The Company has received tax assessments for the years 1996 to 2000 and is in process of appealing these assessments.  The amounts in dispute are approximately $853 thousand, part of which relate to temporary differences.  The Company has made a provision, which in opinion of management is adequate.

No final tax assessments have been received by the Subsidiary Companies since inception. Tax returns filed up to and including the 1998 tax year for the U.S. subsidiary can be regarded as final.

The UK subsidiary has a tax loss carry-forward of approximately $4.6 million which can be carried forward indefinitely.  The US subsidiary has a tax loss carry-forward of $1.7 million which can be carried forward for 20 years.

G.	Israel Tax Reform with effect from January 1, 2003

During the year 2002, tax reform legislation was enacted with effect from January 1, 2003, which significantly changed the taxation basis of corporate and individual taxpayers from a territorial basis to a worldwide basis. From such date an Israel resident taxpayer will be taxed on income produced and derived both in and out of Israel.

The main provisions of the tax reform that may affect the Company are as follows:

1.	Transfer pricing of international transactions with related parties.

The Income Tax Ordinance was amended to include provisions concerning transfer pricing between related parties, where one of the parties is situated abroad. Detailed provisions are to be included in Income Tax Regulations that have yet to be issued. Although the Company believes that the transfer pricing policy adopted with foreign affiliates is economically fair, an adjustment may be required following the issue of the said Regulations.

2.	Employee stock incentive plans.

The tax reform codified past practice and determined three alternative tracks for taxing employee stock option plans. Where a trustee arrangement is in place, the employer can either claim an expense for tax purposes while the employee will be fully taxed up to the maximum marginal tax rate of 50% or the Company can waive the tax expense and the employee will pay a reduced tax rate of 25%. Where there is no trustee arrangement, the employee is fully taxable and no expense is allowed to the Company. There are detailed provisions for implementing these tracks. The Company is considering the alternatives.

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 11 - Taxes on Income (cont’d)

G.	Israel Tax Reform with effect from January 1, 2003 (cont’d)

3.	Controlled foreign company (CFC).

The amendment to the law introduced Controlled Foreign Company (CFC) provisions, which, in certain circumstances, will lead to the Israeli company being charged tax on passive income of foreign affiliates as if it had received a dividend from such companies.

4.	Capital gains tax is reduced to 25% from 36%, except with respect to capital gains from marketable securities, with transitional provisions for assets acquired prior to January 1, 2003.

5.	The seven year limit for carrying forward of capital losses has been removed with respect to capital losses arising from 1996 and thereafter.

Note 12 - Related Party Transactions

A.	Related parties are comprised of principal shareholders (10% or more of the Company’s share capital) and their subsidiaries and affiliates as well as other affiliates of the Company.
Transactions with related parties are mainly comprised of sales of some of the Company’s products and purchases from related parties in respect of cost of sales.

All transactions with related parties were in the ordinary course of business and at terms identical to those applied to transactions with other customers or suppliers.

B.	The Company had various agreements with ECI during the years 2000 to 2002.
The agreements effective throughout 2002, are as follows:

1.

An administrative services agreement, for various services including inter alia, insurance (including D&O insurance), security and limited human resources related services, maintenance, catering and transportation services and general and administrative services (all mainly through third party providers) as well intellectual property services.  For the performance of each service the Company pays ECI amounts agreed upon therein.

2.

A supply agreement, (which was originally for a 5-year term, from October 1999, with automatic renewal for an additional 5 years, unless the Company terminates, upon 6 months prior notice), in which payments to ECI are in accordance with agreed pricing.

3.	A sales representative agreement with ECI Telecom GmbH through 30th September 2002, in which amounts due to ECI are payment of ECI’s cost plus agreed commissions.

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 12 - Related Party Transactions (cont’d)

B.	The Company had various agreements with ECI during the years 2000 to 2002.
The agreements effective throughout 2002, are as follows: (cont’d)

4.

Effective October 1, 2002, the Company executed an administrative services agreement with ECI Telecom GmbH for the provision of certain services to ECtel GmbH, such as leasing of space, certain book-keeping services, utilities cleaning and various other office services, according to agreed payments for each service.

5.

In connection with the termination of the sales representative agreement with ECI Telecom GmbH, the Company has undertaken to indemnify ECI Telecom GmbH with regard to any customer obligations or liabilities in any supply agreements which had been originally executed by ECI Telecom GmbH with such customers (on behalf of the Company) and which agreements could not be assigned for any reason to ECtel GmbH.

C.	Balances due to or from related parties (in thousands):

	December 31

	2001	2002

Assets:

Parent and fellow subsidiary companies:
Trade receivables	$1,891	$-

Parent and fellow subsidiary companies:
Other receivables	-	1,234

Liabilities:

Parent and fellow subsidiary companies:
Trade payables	2,862	1,518
Current account	1,275	-

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 12 - Related Party Transactions (cont’d)

D.	Income from and expenses to, related parties (in thousands):

		Year ended December 31

		2000	2001	2002

	Sales	$10,446	$1,481	$380
	Cost of sales	3,074	5,786	3,179
	Research and development costs, net	79	500	212
	Sales and marketing	337	498	330
	General and administrative	9	197	135
	Financial expenses	350	13	-

E.	Purchase of fixed assets from related
	parties (in thousands):	$203	$93	$129

F.

The Company has arm’s-length banking relationships with a number of banks, one of which was a substantial shareholder in a significant shareholder until 2002.  The amounts stated above do not include transactions with this bank.

Note 13 - Supplementary Financial Statement Information

Balance sheet:

A.	Cash and cash equivalents

Including short-term deposits of $51.8 million at December 31, 2002 (December 31, 2001 - $40.3 million).

B.	Trade receivables

1.	Net of provision for doubtful debts of $5,786 thousand at December 31, 2002 (December 31, 2001 - $1,601 thousand).

2.

Substantially most of the Company’s sales are to large telecommunications service providers and government agencies around the world.  Typically, the Company cannot obtain collateral from such customers.

3.

The Company sells certain trade receivable to unaffiliated financial institutions. At December 31, 2002, trade receivable amounting to $12,315 thousand (December 31, 2001 - $13,464 thousand) had been sold to these financial institutions.  The Company accounts for transfer of financial assets in accordance with the provisions of SFAS No.140.

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 13 - Supplementary Financial Statement Information (cont’d)

C.	Other Payables and Accrued Liabilities

Consists of the following (in thousands):

	December 31

	2001	2002

Employees and social benefits	$5,760	$6,192
Tax authorities	1,045	3,999
Commissions payable	4,018	6,669
Product warranty liability (see Note 9G)	1,892	2,178
Other payables	7,859	6,912

	$20,574	$25,950

D.	Disclosures about segments and related information

1.

ECtel’s senior management distinguishes product sales between two segments - those which provide telecommunication service providers with comprehensive solutions for their quality of service monitoring, fraud prevention and interconnect billing needs and those which provide governmental agencies and others with comprehensive solutions for their telecommunication monitoring needs and other products.

The accounting principles adopted in the preparation of information according to segments are based on those used by the Company as described in the significant accounting policies note to the financial statements.

The Company’s senior management evaluates segments according to gross profit less agents’ commissions.

The Company’s revenues from the provision of maintenance are not material.

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 13 - Supplementary Financial Statement Information (cont’d)

D.	Disclosures about segments and related information (cont’d)

Segments for the year ended December 31, 2002 (in thousands):

	Tele- Communication Systems	Government systems	Total

Revenues	$52,426	$43,351	$95,777
Gross profit	30,062	27,600	57,662
Agent commissions	2,230	2,695	4,925
Research and development, net			12,917
Sales and marketing			13,008
General and administrative			9,604

Operating income			17,208
Financial expenses			(881)
Financial income			1,372
Other expenses, net			(23)

Income before taxes on income			$17,676

Segments for the year ended December 31, 2001 (in thousands):

	Tele- communication *systems	Government *systems	*Total

Revenues	$60,951	$19,647	$80,598
Gross profit	36,900	9,810	46,710
Agent commissions	2,142	1,147	3,289
Research and development, net			11,253
Sales and marketing			12,004
General and administrative			8,368
In process research and development costs	916	-	916

Operating income			10,880
Financial expenses			(856)
Financial income			1,879
Other expenses, net			(36)

Income before taxes on income			$11,867

* Reclassified

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 13 - Supplementary Financial Statement Information (cont’d)

D.	Disclosures about segments and related information (cont’d)

Segments for the year ended December 31, 2000 (in thousands):

	Tele- communication *systems	Government *systems	*Total

Revenues	$47,431	$12,304	$59,735
Gross profit	28,967	4,747	33,714
Agent commissions	1,861	476	2,337
Research and development, net			8,338
Sales and marketing			8,926
General and administrative			5,788
Amortization of goodwill			142

Operating income			8,183
Financial expenses			(725)
Financial income			2,586
Other expenses, net			(189)

Income before taxes on income			$9,855

* Reclassified

2.	Total assets (in thousands):

	Telecommunication systems	Government systems	Total Identifiable assets	Total assets presented in financial statements

December 31,

2002	$54,579	$23,650	$78,229	$150,634
2001	$58,757	$10,397	$69,154	$124,173
2000	$22,416	$9,536	$31,952	$85,882

Identifiable assets consist principally of trade receivables, inventory of work in progress, finished products, goodwill, technology and other intangible assets.  Other assets included on the balance sheet, consisting mainly of cash, property, plant and equipment and other assets are not capable of segregation into segments as they are utilized in both segments.

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 13 - Supplementary Financial Statement Information (cont’d)

D.	Disclosures about segments and related information (cont’d)

3.	Information on sales by geographic segment (in thousands):

	Year ended December 31

	2000	2001	2002

Israel	$6,163	$5,671	$1,227
Asia Pacific	14,043	29,332	42,965
North America	7,192	1,041	634
Europe	18,298	15,162	11,286
Africa	2,015	456	2,100
South America	12,024	28,936	37,565

	$59,735	$80,598	$95,777

Revenues are attributed to geographic segments based on the location of the customer.

4.	Long-lived assets on a geographical basis (in thousands):

	Israel	United States	Europe	Total

December 31, 2002	$21,997	$1,025	$80	$23,102
December 31, 2001	21,048	1,533	71	22,652
December 31, 2000	2,874	1,320	97	4,291

There are no long-lived assets in any areas other than those shown above.

5.	Sales to single customers exceeding 10% of sales (in thousands):

	Year ended December 31

	2000		2001	2002

Customer A	$	(*)	$19,971	$28,867
Customer B		-	(*)	10,064
Related companies		7,935	(*)	(*)

		$7,935	$19,971	$38,931

(*) Less than 10%.

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 13 - Supplementary Financial Statement Information (cont’d)

E.	Cost of revenues (in thousands):

	Year ended December 31

	*2000	*2001	2002

Materials and components	$16,381	$23,589	$27,076
Salaries, wages and employee benefits	7,019	7,832	6,323
Depreciation	413	396	389
Royalties to Chief Scientist (see Note 9B)	1,039	1,215	956
Other manufacturing and service costs	1,195	2,275	2,226
Stock-based compensation	79	73	12

	26,126	35,380	36,982
Decrease (increase) in inventories	(105)	(1,492)	1,133

	$26,021	$33,888	$38,115

* Reclassified

F.	Research and development costs, net (in thousands):

	Year ended December 31

	*2000	*2001	2002

Expenses incurred	$9,481	$12,619	$13,806
Less - grant participations	1,143	1,366	889

	$8,338	$11,253	$12,917

* Reclassified

G.	Selling and marketing expenses (in thousands):

	Year ended December 31

	*2000	*2001	2002

Salaries and employee benefits	$4,922	$6,882	$6,686
Agents’ commissions	2,337	3,289	4,925
Advertising and exhibitions	721	456	290
Domestic and foreign travel	1,463	1,422	1,733
Stock-based compensation	212	195	31
Other expenses	1,608	3,049	4,268

	$11,263	$15,293	$17,933

* Reclassified

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 13 - Supplementary Financial Statement Information (cont’d)

H.	General and administrative expenses (in thousands):

	Year ended December 31

	*2000	*2001	2002

Salaries and employee benefits	$2,385	$2,908	$2,719
Stock-based compensation	2,067	1,900	304
Doubtful debts	-	1,601	5,521
Other administrative and general expenses	$1,336	1,959	1,060

	$5,788	$8,368	$9,604

* Reclassified

I.	Financial income and expenses (in thousands):

	Year ended December 31

	2000	2001	2002

Financial expenses:

On long-term debt	$350	$-	$-
Interest and bank charges	220	486	661
Exchange rate differences (see Note 2(B))	155	370	220

	$725	$856	$881

Financial income:

Interest, mainly on bank deposits and other
receivables	$2,349	$1,495	$1,220
Exchange rate differences (see Note 2(B))	237	384	152

	$2,586	$1,879	$1,372

J.	Supplementary income statement information (in thousands):

	Year ended December 31

	2000	2001	2002

Maintenance and repairs	$437	$678	$858
Depreciation of property, plant and equipment	1,084	1,350	1,557
Taxes (other than income taxes)	91	219	205
Rent of premises	695	1,019	1,208

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 13 - Supplementary Financial Statement Information (cont’d)

K.	Earnings per share (“EPS”)

In February 1997, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 128, “Earnings per Share” (“SFAS 128”).  Under SFAS 128, “basic earnings per share” is calculated based upon the weighted average number of common shares actually outstanding, and “diluted earnings per share” is calculated based upon the weighted average number of common shares, common equivalent shares, and other convertible securities outstanding.

Following are the details of the basic and diluted EPS - (in thousands, except per share data):

	Year ended December 31

	2000			2001			2002

	Net income	Number of shares	per share amount	Net income	Number of shares	per share amount	Net income	Number of shares	per share amount

Basic EPS	$8,545	16,144,473	$0.53	$11,936	16,652,509	$0.72	17,320	17,802,492	$0.97

Effect of dilutive options	-	1,146,909		-	1,186,124		-	749,344

Dilutive EPS	$8,545	17,291,382	$0.49	$11,936	17,838,633	$0.67	17,320	18,551,836	$0.93

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 14 - Balances in Currencies Other Than the U.S Dollar (in thousands):

A.	Comprised of:

	December 31, 2001					December 31, 2002

	Israeli currency		Foreign currency			Israeli currency		Foreign currency

	Linked (*)	Unlinked	Deutsche Marks	Pounds Sterling	Others (**)	Linked (*)	Unlinked	Euro	Pounds Sterling	Others

Assets
Trade receivables	$-	$4,159	$1,053	$159	$361	$-	$1,397	$251	$224	$-
Other current assets	40	4,150	13	139	528	118	1,646	74	265	9
Long-term receivables	-	556	-	-	-	-	637	-	-	-

	$40	$8,865	$1,066	$298	$889	$118	$3,680	$325	$489	$9

Liabilities
Trade payables	$-	$1,697	$-	$-	$(9)	$-	$6,320	$37	$60	$8
Other current liabilities	630	5,310	111	28	(58)	3,931	5,307	798	95	-
Long-term liabilities	-	867	-	-	-	-	774	-	-	-

	$630	$7,874	$111	$28	$(67)	$3,931	$12,401	$835	$155	$8

(*)	Linked to the Israeli CPI.
(**)	In December 2001, mainly Euro currencies.

B.	Aggregate exchange rate gains (losses) for the years ended December 31, 2000, 2001 and 2002 are $435,000, ($139,000) and $116,000 respectively.

As stated in Note 2(B), exchange gains and losses are included in the same income statement items in which the related transactions are included.

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 15 - Disclosures Regarding Fair Value of Financial Instruments

The financial instruments of the Parent company and fellow subsidiary companies consist mainly of cash and cash equivalents, current and non-current receivables, accounts payable and accruals, and other long-term liabilities.

In view of their nature, the fair value of the financial instruments included in working capital of the Parent company and fellow subsidiary companies is usually identical or close to their carrying value.

Considerable judgment is required to develop the estimates of fair value, thus, the estimates provided herein are not necessarily indicative of amounts that could be realized in a current market exchange.

Cash and cash equivalents, trade receivables, other accounts receivable, parent and fellow subsidiary companies, net, trade payables, other payables -
The carrying amounts approximate the fair value due to the short maturity of those instruments.

Long-term receivables - Book values approximate fair value because the long-term receivables are denominated at their present value computed, at the transaction date, by the relevant interest rate (See Note 4A).

Note 16 - Recently Enacted Accounting Standards

SFAS 143 - Accounting for Asset Retirement Obligations:

In June 2001, The FASB issued SFAS 143, “Accounting for Asset Retirement Obligations” (hereinafter SFAS 143). SFAS 143 requires the Company to record fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets.
The Company also records a corresponding asset, which is depreciated over the life of the asset.
Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.  SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002.  Earlier Application is permitted.  The adoption of SFAS 143 does not have a significant impact on the Company’s consolidated financial statements.

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 16 - Recently Enacted Accounting Standards (cont’d)

SFAS 144 - Accounting for the Impairment of Long-Lived Assets

In August 2001, the FASB issued SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (hereinafter SFAS 144).  SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets.  This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset.  If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale.  The Company adopted SFAS 144 as of January 1, 2002.  The adoption of SFAS 144 did not have a significant impact on the Company’s consolidated financial statements.

SFAS 145 - Rescission of FASB Statement 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections

In April 2001, the FASB issued SFAS 145, “Rescission of FASB Statement 4, 44 and 64, Amendment of FASB No. 13 and Technical Corrections” (hereinafter SFAS 145). SFAS 145 rescinds FASB Statement No. 4, “Reporting Gains and Losses from Extinguishments of Debt”, and an amendment of that Statement, FASB Statement No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements”. FASB 145 also rescinds FASB Statement No. 44, “Accounting for Intangible Assets of Motor Carriers”.  This Statement amends FASB Statement No. 13, “Accounting for Leases”, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions.  SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions.

The provisions of this Statement related to the rescission of Statement 4 are applicable in fiscal years beginning after May 15, 2002.  Early adoption is encouraged. A calendar-year entity may early adopt the Statement 4 rescission in the fourth quarter of 2002.  The provisions of this Statement related to Statement 13 are effective for transactions occurring after May 15, 2002, with early application encouraged.  All other provisions of this Statement are effective for financial statements issued on or after May 15, 2002, with early application encouraged.  The Company believes that the adoption of SFAS 145 will not have a significant impact on its consolidated financial statements.

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 16 - Recently Enacted Accounting Standards (cont’d)

SFAS 146 - Accounting for Costs Associated with Exit or Disposal Activities

In July 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities” (hereinafter SFAS 146). SFAS 146 nullifies EITF 94-3. According to SFAS 146, commitment to a plan to exit an activity or dispose of long-lived assets will no longer be enough to record a one-time charge for most anticipated costs.  Instead, companies will record exit or disposal costs when they are “incurred” and can be measured at fair value, and they will subsequently adjust the recorded liability for charges in estimated fair value. SFAS 146 also revises accounting for specified employee and contract terminations that are part of restructuring activities. SFAS 146 is effective for exit and disposal activities that are initiated after December 31, 2002.  Earlier application is encouraged.  The Company believes that the adoption of SFAS 146 will not have a significant impact on its consolidated financial statements.

SFAS 147 - Acquisitions of Certain Financial Institutions

In October 2002, the FASB issued SFAS 147, “Acquisitions of Certain Financial Institutions - an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9” (“SFAS 147”). The Statement clarifies that a branch acquisition that meets the definition of a business should be accounted for as a business combination, otherwise the transaction should be accounted for as an acquisition of net assets that does not result in the recognition of goodwill. In addition, the industry-specific guidance in Statement 72 will no longer apply to transactions in the scope of this Statement.  The provisions of SFAS 147, which relates to the application of the purchase method of accounting, is effective for acquisitions for which the date of acquisition is on or after October 1, 2002.  The provisions related to accounting for the impairment or disposal of certain long-term customer-relationship intangible assets are effective on October 1, 2002. Transition provisions for previously recognized unidentifiable intangible assets are effective on October 1, 2002, with earlier application permitted.  The Company believes that the adoption of SFAS 147 will not have a significant impact on the Company’s consolidated financial statements.

ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 16 - Recently Enacted Accounting Standards (cont’d)

FIN 45 - Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (hereinafter the Interpretation), which addresses, among other things, the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees.  These disclosure requirements are included in Note 9 to the consolidated financial statements. The Interpretation also requires the recognition of a liability by a guarantor at the inception of certain guarantees.

The Interpretation requires the guarantor to recognize a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur.  The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements.

As noted above the Company has adopted the disclosure requirements of the Interpretation (see Note 9) and will apply the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002.

EITF 00-21 - Revenue Arrangements with Multiple Deliverables

In November 2002, the Emerging Task-Force issued its consensus on EITF 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”) on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (1) The delivered item(s) has value to the customer on a standalone basis, (2) There is objective and reliable evidence of the fair value of the undelivered item(s), (3) If the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values.  However, there may be cases in which there is objective and reliable evidence of the fair value(s) of the undelivered item(s) in an arrangement but no such evidence for one or more of the delivered items.  In those cases, the residual method should be used to allocate the arrangement consideration. The guidance in this Issue is effective for revenue arrangements entered into in fiscal years beginning after June 15, 2003.  Alternatively, entities may elect to report the change in accounting as a cumulative-effect adjustment in accordance with Opinion 20.  If so elected, disclosure should be made in periods subsequent to the date of initial application of this consensus of the amount of recognized revenue that was previously included in the cumulative effect adjustment.  The Company believes that the adoption of EITF 00-21 will not have a significant impact on the Company’s consolidated financial statements.

Amsterdam, 10 January 2003

Dear Sirs,

We have audited the accompanying balance sheets of ECtel B.V. as of December 31, 2002, 2001 and 2000, and the related statements of income, retained earnings, and cash flows for the three years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We concluded our audit in accordance with auditing standards generally accepted in the United States of America.  These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ECtel B.V. as of December 31, 2002, 2001 and 2000, and the results of its  operations and its cash flows for the three years then ended in conformity with accounting principles generally accepted in the United States of America.

Yours sincerely,

MAZARS PAARDEKOOPER HOFFMAN

/s/ Drs. J.D.G. Noach RA

Drs. J.D.G. Noach RA

07.01.2003

ECTel GmbH
Audit opinion

Dear Mr. Hazan,

This is to confirm that we have audited the attached financial statements of ECTel GmbH as of December 31, 2002 and for the year then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the above company as of December 31, 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the consolidated financial statements taken as a whole.  The consolidating information is presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position, results of operations, and cash flows of the individual companies.  the consolidating information has been subjected to the auditing procedures applied in the audits of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

Frankfurt am Main, January 7th 2003

/s/ Johannes Wedding

Dipl. Kfm, Johannes Wedding
(Certified Public Accountant)

INDEPENDENT AUDITOR’S REPORT TO THE DIRECTORS OF
ECTEL (2000) UK LIMITED

We have audited the accompanying balance sheet of ECtel (2000) UK Limited as of December 31, 2002 and the related statements of income, retained earnings and cash flows for the year then ended.  The financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America.  Those standards requires that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ECtel (2000) UK Limited as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Blick Rothenberg	15 January 2003

Blick Rothenberg	12 York Gate
Chartered Accountants	Regent’s Park
London NW1 4QS
United Kingdom